Exhibit 8.1
WNS (HOLDINGS) LIMITED
LIST OF SUBSIDIARIES

S/No.	Name of Subsidiary	Place of Incorporation

1.	WNS Global Services Netherlands Cooperative U.A.	The Netherlands

2.	WNS North America Inc.	USA

3.	WNS Global Services (UK) Limited	United Kingdom

4.	WNS (Mauritius) Limited	Mauritius

5.	Town & Country Assistance Limited	United Kingdom

6.	WNS Global Services (Romania) S.R.L.	Romania

7.	WNS Mortgage Services Private Limited	India

8.	Flovate Technologies Limited	United Kingdom

9.	Flovate Software Technologies India Private Limited	India

10.	WNS Global Services Private Limited	India

11.	Ntrance Customer Services Private Limited	India

12.	WNS Global Services Private Limited	Sri Lanka

13.	WNS Customer Solutions Private Limited	Sri Lanka

14.	Marketics (Technologies) India Private Limited	India

15.	Marketics, Inc.	USA